Exhibit 99.1

PINTEC Announces Private Placement of Class A Ordinary Shares in Exchange of
Ordinary Shares of ZIITECH PTY LTD

BEIJING, September 5, 2025 /PRNewswire/ -- Pintec Technology Holdings Limited (Nasdaq: PT) (“PINTEC” or the “Company”), a leading independent technology platform enabling financial services in China, today announced that it entered into a share transfer agreement with ZIITECH PTY LTD (“ZIITECH”) and certain shareholders of ZIITECH (the “Transferors”) on September 3, 2025. Under the share transfer agreement, the Transferors agree to transfer an aggregate of 715,521 ordinary shares of ZIITECH to the Company (the “Transfer”), in exchange for an aggregate of 83,726,789 Class A ordinary shares of the Company. In connection with the Transfer, the Company has entered into a share purchase agreement with each of the Transferors on September 3, 2025, under which the Company agrees to sell and issue an aggregate of 83,726,789 Class A ordinary shares of the Company to such Transferors or persons designated by such Transferors (together with the Transfer, the “Exchange”).

The closings of the transactions are subject to the satisfaction of customary closing conditions and are expected to take place in September 2025. Upon closing, PINTEC will hold 715,521 ordinary shares of ZIITECH, representing approximately 25% of ZIITECH’s total issued and outstanding shares, and will consolidate ZIITECH’s financial statements pursuant to a shareholders’ agreement.

The foregoing description of the Exchange, the share transfer agreement and the share purchase agreement does not purport to be complete and is qualified in its entirety by the full text of the forms of share transfer agreement, share purchase agreement and shareholders’ agreement attached as exhibits to a Current Report on Form 6-K to be filed with the U.S. Securities and Exchange Commission.

The sale and issuance of the Class A ordinary shares are exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”) pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering and is made in reliance on, and in compliance with, Regulation D and/or Regulation S under the Securities Act, as applicable.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any offer, solicitation or sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Among other things, the quotations from management in this announcement, as well as Pintec’s strategic and operational plans, contain forward-looking statements. Pintec may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control. Forward-looking statements involve inherent risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, the Company’s limited operating history, regulatory uncertainties relating to the markets and industries where the Company operates, and the need to further diversify its financial partners, the Company’s reliance on a limited number of business partners, the impact of current or future PRC laws or regulations on wealth management financial products, and the Company's ability to meet the standards necessary to maintain the listing of its ADSs on the Nasdaq Global Market, including its ability to cure any non-compliance with Nasdaq's continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About Pintec

Pintec is a Nasdaq-listed company providing technology enabled financial and digital services to micro, small and medium enterprises in China. It connects business partners and financial partners on its open platform and enables them to provide financial services to end users efficiently and effectively. Pintec empowers its business partners by providing them with the capability to add a financing option to their product offerings. It helps its financial partners adapt to the new digital economy by enabling them to access the online population that they could not otherwise reach efficiently or effectively. Pintec continues to deliver exceptional digitization services, diversified financial products, and best-in-class solutions with innovative technology, to solidify its relationship with its business partners and satisfy its clients’ needs. Pintec currently holds internet micro lending license, fund distribution license, insurance brokerage license and enterprise credit investigation license in China. For more information, please visit ir.Pintec.com.

For further information, please contact:

Pintec Technology Holdings Ltd.

Phone: +86 (10) 6506-0227

E-mail: ir@pintec.com